SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: January 9, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-001 dated January 9, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium increases and extends Royster-Clark offer	06-001
Date: January 9, 2006

Contact:
Investor Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Media Relations:
John Lute
Phone (416) 929-5883

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has increased its offer to purchase all outstanding Royster-Clark Income Depositary Securities (IDSs) to $11.00 (Canadian) cash per IDS, and as a result, has extended the expiry time of its bid until midnight (Vancouver time) on January 23, 2006. The increased offer price represents an allocation of $2.20 per Common Share forming part of the IDS and $8.80 for each Subordinated Note forming part of the IDS. Agrium also has reduced its minimum tender condition to 66 2/3 percent, and has removed the due diligence condition.
Agrium and Royster-Clark had previously reached an agreement that Royster-Clark’s rights plan would not apply to Agrium’s bid, therefore providing the opportunity for Royster-Clark unitholders to take full advantage of Agrium’s all cash offer.
Agrium will file and deliver a notice of extension and variation of its offer today.
“Royster-Clark’s Board has declined Agrium’s attempts to negotiate a friendly transaction,” said Mike Wilson, Agrium President and CEO. “After more than two months, Royster-Clark has not presented an alternative for its investors.”
“We believe that Agrium’s enhanced offer is the best value available for unitholders. It fully reflects Royster-Clark’s recent financial estimates, which are consistent with Agrium’s expectations. It also fully reflects the modest recovery of value by comparable trusts since the Canadian government’s tax policy announcement.”
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
This press release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to this bid, include: realization of operational synergies, reliance on Royster-Clark Ltd.’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in Agrium’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).